Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 4, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Mimecast Limited

Registration Statement on Form F-1

Filed October 16, 2015

CIK No. 0001644675

Dear Ms. Jacobs:

This letter is submitted on behalf of Mimecast Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of the Registration Statement on Form F-1 on October 16, 2015 (“Registration Statement”), as set forth in the Staff’s letter dated October 30, 2015 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Risk Factors

Risks Related to Our Business and Our Industry

We provide service level commitments under our subscription agreements …, page 15

1.	We note that you incurred a significant service disruption on September 21, 2015 and expect to incur costs and expenses related to this service disruption, including the

United States Securities and Exchange Commission

November 4, 2015

voluntary payment of credits or subscription terminations. Please advise whether you have incurred or expect to incur material costs or expenses beyond the payment of service credits discussed on page 50. Also, tell us whether you have experienced or expect to experience material subscription terminations, either individually or in the aggregate.

RESPONSE: The Company respectfully advises the Staff that it has not incurred, nor does it expect to incur, material costs or expenses beyond the payments described in the Registration Statement. Further, the Company has not experienced material subscription terminations, either individually or in the aggregate, and does not expect to experience any as of the present date.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

cc:	Peter Bauer, Mimecast Limited

Peter Campbell, Mimecast Limited

Mark J. Macenka, Goodwin Procter LLP